UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294100102
(CUSIP Number)

James C. Roumell
Asset Management, LLC
2 Wisconsin Circle, Suite 700
Chevy Chase, MD 20815

(301) 656-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP NO. 294100102

1	Name of Reporting Person Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
52-2145132
2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
2,426,771 (1)
	8	Shared Voting Power
0
	9	Sole Dispositive Power
2,426,771 (1)
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,426,771
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
4.98%
14	Type of Reporting Person
IA

(1)	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to Roumell Opportunistic Value Fund (the “Fund”).

CUSIP NO. 294100102

1	Name of Reporting Person Roumell Opportunistic Value Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
27-3410284
2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
2,426,771
	8	Shared Voting Power
0
	9	Sole Dispositive Power
2,426,771
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,426,771
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
4.98%
14	Type of Reporting Person
IV

CUSIP NO. 294100102

1	Name of Reporting Person James C. Roumell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
2,426,771 (1)
	8	Shared Voting Power
0
	9	Sole Dispositive Power
2,426,771 (1)
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,426,771
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
4.98%
14	Type of Reporting Person
IN

(1)	Consists of 2,426,771 shares of Common Stock held by the Fund. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

CUSIP NO. 294100102

1	Name of Reporting Person Edward Terino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
30,000
	8	Shared Voting Power
0
	9	Sole Dispositive Power
30,000
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
0.1%
14	Type of Reporting Person
IN

CUSIP NO. 294100102

1	Name of Reporting Person Susanne L. Meline I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
0%
14	Type of Reporting Person
IN

The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (“Amendment No. 16”). This Amendment No. 16 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020, as amended by Amendment No. 1 filed with the SEC on December 4, 2020, Amendment No. 2 filed with the SEC on December 7, 2020, Amendment No. 3 filed with the SEC on December 8, 2020, Amendment No. 4 filed with the SEC on December 14, 2020, Amendment No. 5 filed with the SEC on December 18, 2020, Amendment No. 6 filed with the SEC on December 21, 2020, Amendment No. 7 filed with the SEC on December 22, 2020, Amendment No. 8 filed with the SEC on December 23, 2020, Amendment No. 9 filed with the SEC on December 29, 2020, Amendment No. 10 filed with the SEC on December 30, 2020, Amendment No. 11 filed with the SEC on December 31, 2020, Amendment No. 12 filed with the SEC on January 5, 2021, Amendment No. 13 filed with the SEC on January 15, 2021, Amendment No. 14 filed with the SEC May 5, 2021 and Amendment No. 15 filed with the SEC September 30, 2021 (as amended, the “Schedule 13D”). This Amendment No. 16 represents the final amendment and constitutes an exit filing for the Reporting Persons.

Item 2.	Interest in Securities of the Issuer.

Item 2 is hereby amended to add the following:

Edward Terino and Susanne L. Meline are no longer members of the Section 13(d) group and shall as a consequence cease to be Reporting Persons immediately upon the filing of this Amendment No. 16. Previously, Mr. Terino and Ms. Meline were nominated by RAM for election to the Board at the 2021 Annual Meeting. Neither Mr. Terino nor Ms. Meline were subsequently elected to the Board of the Issuer. As set forth below, as a result of the transactions described herein, on March 21, 2022 each of the remaining Reporting Persons ceased to be the beneficial owner of more than five (5%) percent of the Common Stock. This Amendment No. 16 represents the final amendment and constitutes an exit filing for each of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 48,709,154 shares of Common Stock outstanding, as of March 11, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2022 filed with the SEC on March 14, 2022.

A.	RAM

(a)	As of the close of business on March 21, 2022, RAM beneficially owned 2,426,771 shares of Common Stock. These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to the Fund.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 2,426,771

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,426,771

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	The Fund

(a)	As of the close of business on March 21, 2022, the Fund beneficially owned 2,426,771 shares of Common Stock.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 2,426,771

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,426,771

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Roumell

(a)	As of the close of business on March 21, 2022, RAM beneficially owned 2,426,771 shares of Common Stock which Mr. Roumell, as President of RAM, may be deemed to beneficially own.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 2,426,771

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,426,771

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Roumell has not participated in any transaction in the shares of Common Stock during the past 60 days.

D.	Mr. Terino

(a)	As of the close of business on March 21, 2022, Mr. Terino owned 30,000 shares of Common Stock.

Percentage: 0.1%

(b)	1. Sole power to vote or direct vote: 30,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 30,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Terino has not participated in any transaction in the shares of Common Stock during the past 60 days.

E.	Ms. Meline

(a)	As of the close of business on March 21, 2022, Ms. Meline did not directly own any shares of Common Stock.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Ms. Meline has not participated in any transaction in the shares of Common Stock during the past 60 days.

Edward Terino and Susanne L. Meline are no longer members of the Section 13(d) group and shall as a consequence cease to be Reporting Persons immediately upon the filing of this Amendment No. 16. As of the close of business on March 21, 2022, the Reporting Persons, excluding Mr. Terino and Ms. Meline, collectively beneficially owned an aggregate of 2,426,771 shares of Common Stock, constituting approximately 4.98% of the shares of Common Stock outstanding.

Each Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock reported herein that are not beneficially owned by such Reporting Person.

(d)	Investors in the Fund have the right to receive or direct the receipt of dividends from the 2,426,771 shares of Common Stock, but proceeds from the sale of such shares become assets of the Fund.

(e)	Edward Terino and Susanne L. Meline are no longer members of the Section 13(d) group and shall as a consequence cease to be Reporting Persons immediately upon the filing of this Amendment No. 16. As a result of the transactions described herein, on March 21, 2022 each of the remaining Reporting Persons ceased to be the beneficial owner of more than five (5%) percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On March 24, 2022, RAM, Mr. Roumell, Mr. Terino and Ms. Meline terminated the Joint Filing and Solicitation Agreement dated September 29, 2021 (the “Joint Filing and Solicitation Agreement”). Mr. Terino and Ms. Meline ceased to be Reporting Persons in connection with this Schedule 13D, immediately upon execution of the termination of the Joint Filing and Solicitation Agreement. A copy of the Termination of Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

99.1	Termination of Joint Filing and Solicitation Agreement, dated March 24, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2022

James C. Roumell

By:	/s/ James C. Roumell
Name:	James C. Roumell

Roumell Asset Management, LLC

By:	/s/ James C. Roumell
Name:	James C. Roumell
Title:	President

Roumell Opportunistic Value Fund

By:	Roumell Asset Management, LLC, as its sole investment advisor

By:	/s/ James C. Roumell
Name:	James C. Roumell
Title:	President

Edward Terino

By:	/s/ Edward Terino
Name:	Edward Terino

Susanne L. Meline

By:	/s/ Susanne L. Meline
Name:	Susanne L. Meline

SCHEDULE A

Transactions in Shares of Common Stock During the Past 60 Days

ROUMELL ASSET MANAGEMENT, LLC

Shares of Common Stock Purchase / Sold	Price Per Share	Date of Purchase / Sale
10,000 (Sold)(1)	$3.02	3/21/2022

[1]	Sold by RAM on behalf of its client advisory accounts to accommodate account liquidations. All transactions were conducted in the open market for cash. Prices exclude brokerage commissions paid.